SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Akili, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00974B107

(CUSIP Number)

August 19, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00974B107	Page 2 of 9

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,509,122(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,336,425
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,509,122(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Includes 1,172,697 Earnout Shares (as defined herein). See Item 4.
(2)

Based on 85,395,207 shares of the Issuer’s (as defined herein) common stock outstanding as of August 19, 2022, as reported in the Issuer’s registration statement on Form S-1, filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2022.

CUSIP No. 00974B107	Page 3 of 9

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,509,122(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,336,425
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,509,122(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Includes 1,172,697 Earnout Shares. See Item 4.
(2)	Based on 85,395,207 shares of the Issuer’s common stock outstanding as of August 19, 2022, as reported in the Issuer’s registration statement on Form S-1, filed with the Commission on August 24, 2022.

CUSIP No. 00974B107	Page 4 of 9

1	NAMES OF REPORTING PERSONS Temasek Life Sciences Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,509,122(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,336,425
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,509,122(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Includes 1,172,697 Earnout Shares. See Item 4.
(2)	Based on 85,395,207 shares of the Issuer’s common stock outstanding as of August 19, 2022, as reported in the Issuer’s registration statement on Form S-1, filed with the Commission on August 24, 2022.

CUSIP No. 00974B107	Page 5 of 9

1	NAMES OF REPORTING PERSONS TLS Beta Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,509,122(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,336,425
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,509,122(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%(1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 1,172,697 Earnout Shares. See Item 4.
(2)	Based on 85,395,207 shares of the Issuer’s common stock outstanding as of August 19, 2022, as reported in the Issuer’s registration statement on Form S-1, filed with the Commission on August 24, 2022.

CUSIP No. 00974B107	Page 6 of 9

Item 1(a).	Name of Issuer:

Akili, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

125 Broad Street, Fifth Floor, Boston, MA 02110

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”);

(ii)	Fullerton Management Pte Ltd (“FMPL”);

(iii)	Temasek Life Sciences Private Limited (“Temasek Life Sciences”); and

(iv)	TLS Beta Pte. Ltd. (“TLS Beta”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each of the Reporting Persons:

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Item 2(c).	Citizenship:

Each of the Reporting Persons: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

00974B107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

TLS Beta directly owns 10,336,425 shares of the Issuer’s common stock. In addition, 1,172,697 Earnout Shares are deposited into an escrow account for the benefit of TLS Beta pursuant to the Merger Agreement. These Earnout Shares are subject to release from escrow to TLS Beta in three equal tranches upon the daily volume weighted average price of a share of the Issuer’s common stock reaching $15.00/share, $20.00/share and $30.00/share, respectively, over any 20 trading days within any 30 consecutive trading day period following August 19, 2022 and prior to August 19, 2027, in each case, on the terms set forth in the Merger Agreement. Before these Earnout Shares are released, TLS Beta has the power to vote, but not dispose of, these Earnout Shares.

TLS Beta is a wholly-owned subsidiary of Temasek Life Sciences, which in turn is a wholly-owned subsidiary of FMPL, which in turn is a wholly-owned subsidiary of Temasek Holdings. Temasek Life Sciences, FMPL and Temasek Holdings, through the ownership described herein, may be deemed to beneficially own the shares of the Issuer’s common stock directly owned by TLS Beta.

CUSIP No. 00974B107	Page 7 of 9

(b)	Percent of class:

As of August 25, 2022: 13.5%

The percentage above is based on 85,395,207 shares of the Issuer’s common stock outstanding as of August 19, 2022, as reported in the Issuer’s registration statement on Form S-1, filed with the Commission on August 24, 2022.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the shares of the Issuer’s voting common stock, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

11,509,122

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

10,336,425

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 00974B107	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2022		TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
		Name:	Jason Norman Lee
		Title:	Authorized Signatory

Dated: August 26, 2022		FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Gregory Tan
		Name:	Gregory Tan
		Title:	Director

Dated: August 26, 2022		TEMASEK LIFE SCIENCES PRIVATE LIMITED

	By:	/s/ Lim Siew Lee Sherlyn
		Name:	Lim Siew Lee Sherlyn
		Title:	Director

Dated: August 26, 2022		TLS BETA PTE. LTD.

	By:	/s/ Zahedah Abdul Rashid
		Name:	Zahedah Abdul Rashid
		Title:	Director

CUSIP No. 00974B107	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of August 26, 2022, by and among Temasek Holdings, FMPL, Temasek Life Sciences and TLS Beta.